Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: July 11, 2017

July 10th, 2017

Topeka, Kansas

MR. RUELLE: Thank you.

So I’m Mark Ruelle, and joining me this morning is Terry Bassham. Terry is CEO of Great Plains Energy. Thank you for coming on such short notice. We appreciate that.

About a year ago we shared plans for Westar Energy to combine with Great Plains Energy. A couple of months ago our utility regulators rejected that transaction, but they encouraged us to continue talking and working together. Our regulators’ objections were clear, so we immediately set about working to find a new path that would address the Commission’s high standards yet still benefit our customers and our communities and our employees and our shareholders.

So today we’re pleased to announce that Westar Energy and Great Plains Energy have agreed to combine in a merger of equals. A merger of equals means that neither company is acquiring the other’s, neither is paying a premium to the other and there’ll be no transaction debt. We simply combine and exchange our shares in a new company that our shareholders both own.

With this transaction, no, Westar shareholders will no longer get an immediate $60.00 as they would have under the previous agreement, but they will get a 15 percent increase in their dividend and a better earnings growth and investment profile than we would on a standalone basis.

We structured the transaction to address the KCC’s concerns. As I said, there’ll be no transaction debt, no premium payment, and the companies’ credit ratings will remain strong, as they are today. So confident are we in the savings and the efficiencies that will come from this transaction that we will provide immediate bill credits of at least 50 million dollars to all of our companies — or all of our customers of both companies in both states before we’ve actually realized that level of savings ourselves.

We’ve strengthened our commitments to our communities. And, in particular, this community in this location, we’ll maintain at least 500 employees in this downtown operating headquarters, and we make that commitment for at least five years, even as we become for more efficient and share the savings and efficiencies with our customers.

Under the new agreement I will become the nonexecutive chairman of the board, and members of Westar’s board of directors will comprise half of the new company’s board. Terry will be president and CEO of the new company and he, along with members of his board of directors, will comprise the other half of the new company’s board of directors. Our executive team will come from both companies.

With that, let me turn things over to Terry.

(Applause.)

MR. BASSHAM: Thank you, Mark, and thanks for having us here today.

We’ve said from the beginning that we’re not looking just for any deal but a deal that significantly benefits our employees, shareholders, customers and communities. After hearing the KCC’s concerns and keeping that goal in mind, this revised deal is that deal.

We power our communities generating electricity but also with jobs we support, the value we create for shareholders and the community support we provide through our partnerships. The new transaction unlocks more operational savings and better long-term growth than either of our companies could generate on our own.

One of the things we’re most proud of about this deal is how we’ve ensured our stakeholders’ needs are met, including customers and our communities. Combining creates a Fortune 500 company, which is good for the communities we live and work.

Mark mentioned that we’ve committed to a minimum of 50 million dollars in immediate bill credits for our customers in the KCP&L and Westar territories. Again, we’re so confident in those savings generated by this deal that we’re willing to make that commitment even before those savings have been generated, and in a few years our operating efficiencies will continue to grow and we’ll be able to provide those back to customers through our ongoing rate case process.

We know our communities are part of the economic engines that we had as our — as our business. We’re maintaining our commitment right here to downtown Topeka as well as call centers in Wichita, and we’re excited to announce a new creation that we’ve had in Kansas City, which is a walk-in customer service center. We’ll be providing those both downtown Topeka and in Wichita as well.

We’ve also agreed that there will be no layoffs in this transaction for either company. We’ll manage our charitable givings in line with past practice and invest our resources here in Topeka and in Kansas City through employee hours and other resources as we will always continue providing reliable, safe power that our customers in both territories have come to depend upon.

We’re also clean energy leaders. Together we’ll have one of the largest wind portfolios in the country. One third of our retail sales will come from wind energy, and almost a half of all energy provided to our customers will be through carbon-free power.

We have a lot to do, but we have the right team to do it. We’ll be tapping into the expertise of both companies and boards, from executives to linemen, and that’s because we know that best practices and the best people from both companies will cause us to be the greatest company we can be.

We spent more than a year working on the first transaction. Though that transaction didn’t go through, all that work remains very, very important. The work we’ve done will continue to give us the — the guidance and the structure to provide the best customer service and the best returns for our shareholders that give us the opportunity to continue to be a strong company for our communities. We look forward to combining our companies.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy debt and convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.